FOR IMMEDIATE RELEASE
March 21, 2000


               UGLY DUCKLING ANNOUNCES EXTENSION OF EXCHANGE OFFER



PHOENIX, March 21, 2000 - Ugly Duckling Corporation (Nasdaq NM: UGLY), the largest and fastest growing used car sales company focused exclusively on the sub-prime market, reported the extension of its exchange offer which was scheduled to expire at 5:00 p.m. New York City time yesterday. The new expiration date for the exchange offer will be April 13, 2000, at 5:00 p.m. New York City time.

The company extended the exchange offer because it recently learned that the exchange offer materials had inadvertently not been mailed to a small group of shareholders. While the company has now had the exchange offer materials mailed to those shareholders, the company wanted to be sure all shareholders have a reasonable period of time to consider the offer.

The company also announced that as of the close of business yesterday, the exchange agent reported that a total of 976,770 shares of common stock were tendered to the company. The company is pleased to report that this number of shares exceeds the minimum number of shares the company required under the exchange offer. The total reported by the exchange agent also includes 294,500 shares of Mr. Ernest Garcia, II, the company's chairman, consistent with the company's previous announcement of his level of participation. Upon the expiration of the exchange offer, the final total of tendered shares will be subject to certain guaranteed delivery procedures and Ugly Duckling's review and acceptance of all shares validly tendered.

The exchange offer enables stockholders to exchange up to 2.5 million of their shares in the company for 11%, seven year subordinated debentures. Under the terms of the offer, each share of stock is exchangeable for $11.00 principal amount of debentures.


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Headquartered in Phoenix,  Arizona, Ugly Duckling Corporation is the largest and fastest growing operator of used car dealerships focused exclusively on the sub-prime market. The company underwrites, finances and services sub-prime contracts generated at its 75 Ugly Duckling dealerships, located in 11 metropolitan areas in eight states.

(This press release includes statements that constitute forward-looking statements within the meaning of the safe harbor provisions of the Private and Securities Litigation Reform Act of 1995. Forward-looking statements are often characterized by the words "believes," "estimates," "projects," "expects" or similar expressions. Factors that could cause or contribute to differences from these forward-looking statements are detailed in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Risk Factors," "Factors That May Affect Future Results and Financial Condition" and "Factors That May Affect Future Stock Performance" in Ugly Duckling Corporation's most recent reports on Form 10-K and Form 10-Q (including Exhibit 99 to any such Form 10-Q), and elsewhere in Ugly Duckling Corporation's Securities and Exchange Commission filings. By making these forward-looking statements, the company undertakes no obligation to update these statements for revisions or changes after the date of this press release. References to Ugly Duckling Corporation as the largest and fastest growing operator of used car dealerships focused exclusively on the sub-prime market is management's belief based upon its knowledge of the industry and not on any current independent third party study.)

               For more information on Ugly Duckling, please dial
              1-800-PRO-INFO and enter company ticker symbol UGLY.